UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 16, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated July 16, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 16, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 9, 2003
JULY 16, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

PHASE TWO PROGRAM COMMENCES AT ELIZABETH GOLD PROJECT

The Board of Directors of J-Pacific Gold Inc. is pleased to announce that the second phase of the 2003 surface exploration program has commenced on J-Pacific's Elizabeth Gold Project in the Lillooet Mining District of British Columbia. The objective of this phase is to explore the extent of the anomalous gold zones and new mineralized veins identified from both the 2002 and the recently completed 2003 Phase 1 exploration programs. The results from the 2003 Phase 1 program will be released shortly pending receipt of all assays and their final evaluation.

The 2003 Phase 2 program will include trenching and detailed rock sampling along the strike of a newly discovered gold-bearing vein system, and within the Southwest gold geochemical anomaly, in association with an extension of the road system, which will improve access to the area. Additional rock and soil sampling, and mapping will be carried out along all new roads and spurs, and on the extension of the grids in the Southwest Anomaly area and in the No. 9 Vein area. As a result of this work, drill sites will be prepared for testing the gold zones. Property-wide geologic mapping, which will assess the potential for additional favourable mineralized environments, will be augmented by expanded stream sediment sampling coverage and through the production of detailed topographic maps.

The Elizabeth Gold Project, consisting of 2,200 hectares (5,436 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south- southwest of the permitted mill at the J-Pacific-Jipangu Inc. owned Blackdome Gold Mine. Given the proximity and the easily upgradeable access to Blackdome, this Project could be complimentary to any future production using the Blackdome facility.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.